UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Unit 1702, Building 2, 58 Yaoyuan Road, Global Metro Plaza

Pudong New District, Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Able View Global Inc., a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

Entry into a Material Definitive Agreement

On September 16, 2026, Able View Global Inc., a Cayman Islands exempted company (the “Company”), entered into a certain Securities Purchase Agreement (the “SPA”) with the purchaser identified on the signature pages thereto (the “Purchaser”). Pursuant to the SPA, the Company agreed to issue and sell to the Purchaser an aggregate of 5,830,904 Class B ordinary shares, par value US$0.0001 per share, of the Company (the “Class B Ordinary Shares”), at a purchase price of US$0.343 per share, for an aggregate purchase price of US$2,000,000. The settlement of the Class B Ordinary Shares will occur on a delivery-versus-payment basis, pursuant to which the Class B Ordinary Shares will be delivered to the Purchaser against payment of the applicable purchase price. The closing occurred on September 17, 2026 (the “Closing Date”). The SPA contains customary representations, warranties and covenants of the Company and the Purchaser and customary conditions for closing.

The Class B Ordinary Shares are being offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was initially filed with the Securities and Exchange Commission on February 14, 2025 and was declared effective on February 27, 2025 (File No. 333-284994).

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. Readers should review the SPA for a complete understanding of its terms and conditions.

Financial Statements and Exhibits

Exhibits.

Number
5.1	Opinion of Harney Westwood & Riegels
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 17, 2026	Able View Global Inc.

	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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